FOX PETROLEUM INC.
64 Knightsbridge
London, UK SW1X 7JF

April 1, 2008

BY EDGAR AND FAX

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010

Attention: Gary Newberry, Director of Corporate Finance

Dear Sirs/Mesdames:

Re:	FOX PETROLEUM INC. (the “Company”)
Form 10-KSB for Fiscal Year Ended February 28, 2007
Form 10-QSB for Fiscal Quarters Ended May 31, 2007 and August 31, 2007
Your File No: 0-52721

We acknowledge receipt of your comment letter dated March 28, 2008 regarding the above referenced filing of the Company. We provide our responses to your comments made in your letter. Our responses below are numbered in a manner that corresponds with your comments as set out in your letter.

Form 10-QSB for the Period Ended November 30, 2007
Note 2 – Nature and Continuance of Operations, page F-6

1.

We note your response to our prior comments 2 and 3 in our letter of February 19, 2008. We further note that you have disclosed that you have no formal plans to address your liquidity concerns and that there is no assurance of additional funding being available to you. Please revise future filings to clearly disclose the outcome to your operations if you fail to obtain additional financing and are unable to meet future cash requirements. We refer you to disclosure guidance in Section IV of SEC Release 33-8350, “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The Company will revise its future filings to clearly disclose the outcome to its operations in the event it fails to obtain additional financing and is unable to meet future cash requirements.

If you have any questions or comments relating to this request for withdrawal, please contact Bernard Pinsky, counsel for the Company at 604.643.3153.

Yours truly,

FOX PETROLEUM INC.

Per: “Alexander Craven”

Alexander Craven
Vice President Finance and Treasurer